UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Pardun, Thomas E.
   872 Lakeshore Boulevard
   Incline Village, NV 89451
   USA

2. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/31/2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other
   (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date	3. Code	V	4. Securities Acquired (A) or Disposed of (D) Amount	A/D	Price	5. Amount of Securities Beneficially Owned at End of Month	6. Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership

Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned

1.Title of Derivative Security	2.Conversion or Exercise Price of Derivative Security	3. Transaction Date	4. Transaction Code	V	5.Number of Derivative Securities Acquired(A) or Disposed of(D) Amount	A/D	6.Date Exercisable and Expiration Date(Month/Day/Year) Date Exercisable	Expiration Date	7.Title and Amount of Underlying Securities Title and Number of Shares		8.Price of Derivative Security	9.Number of Derivative Securities Beneficially Owned at End of Month	10.Direct (D) or Indirect (I)	11.Nature of Indirect Beneficial Ownership
Right to Buy (Stock Options)	$0.8000	1/28/2002	J		5,000	A	See Note	1/28/2012	Common	5,000		5,000	D	

Explanation of Responses:

NOTE: Options granted to directors pursuant to the Company's Incentive Plan vest as to 2% per month over 50 months.

SIGNATURE OF REPORTING PERSON

/s/ Thomas E. Pardun

DATE

February 8, 2002
